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Filed by:  Sara Lee Corporation
Subject Company:  Coach, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
File No. 333-54402

The following communications contain certain forward-looking statements. References made in the following are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by Sara Lee Corporation with the U.S. Securities Commission, including Sara Lee's Annual Report on Form 10-K for the year ended July 1, 2000, its Quarterly Reports on Form 10-Q for the quarters ended September 20, 2000 and December 30, 2000, and the offering circular-prospectus dated March 8, 2001 which is a part of Coach, Inc.'s registration statement on Form S-4.

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The following employee communication was issued on March 26, 2001:

                                     COACH


To:      Coach Employees

From:    Laura Booth

Date:    March 26, 2001

RE:      FINAL SPIN OFF;  EXCHANGE OF SARA LEE STOCK FOR COACH STOCK

Coach filed a registration statement with the SEC indicating Sara Lee's intent to complete its separation of Coach from Sara Lee. The separation is structured as an "exchange offer," in which Sara Lee stockholders are being offered the opportunity to exchange ("tender") their Sara Lee shares for Coach shares. Due to your recent change of employment status with Coach, you are eligible to tender Sara Lee shares that you hold in one or more of the following Sara Lee plans:

SARA LEE SAVINGS PLANS
-  Supplemental Savings Plan (401(k))
-  Employee Stock Ownership Plan (ESOP)
-  Personal Products Retirement Savings Plan of Puerto Rico (RSP)

IF YOU WANT TO TENDER SHARES, YOU MUST RETURN THE APPROPRIATE FORM OF ELECTION (SEE ENCLOSED FORMS) NO LATER THAN FRIDAY, MARCH 30, 2001. You may own shares of Sara Lee in one or more of these plans. In the interests of time, we did not determine which Form of Election is appropriate for you to use and we did not print the number of Sara Lee shares you

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own on each Form of Election. If you choose to participate, please complete only the Form of Election(s) for the particular Sara Lee Plan(s) in which you own shares.

THE EXCHANGE OFFER IS COMPLETELY VOLUNTARY. You may tender in the exchange offer all or some of your shares of Sara Lee common stock, or you can do nothing and none of your Sara Lee shares will be converted into Coach shares.

Mellon Investor Services, the exchange agent for the exchange offer, has set up a special phone number to answer questions. If you have questions, please call Mellon at 1-866-825-8873, toll-free in the United States, and 1-201-373-5549 outside the United States:

Investors and security holders are urged to read Coach, Inc.'s registration statement on Form S-4, including the prospectus relating to the exchange offer described in this memorandum because they contain important information. These and other documents relating to the transaction are filed with the Securities and Exchange Commission (SEC) and may be obtained free at the SEC's Web site at www.sec.gov. Holders of Sara Lee common stock may also obtain each of these documents for free by sending a request to Sara Lee Corporation, Attn:
Shareholder Services, Three First National Plaza, Chicago, Illinois, 60602. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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The following communication was delivered to Uruguayan stockholders with the offering circular-prospectus on March 26, 2001:


Sres.
Sara Lee Corporation
Presente

                                  REF: CANJE DE ACCIONES DE SARA LEE CORPORATION

Por medio de la presente y en relacion a la oferta de canje de acciones de la referencia, confirmamos a ustedes que comprendemos los documentos enviados a nosotros por ustedes que se encuentran redactados en idioma ingles y no requerimos de una version en idioma espanol de los mismos.

Sin otro particular, saluda a ustedes atentamente,


--------------------------------
[name of the investor]

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      The exchange offer constitutes a private placement
      pursuant to Section 2 of Uruguayan law 16.749. Therefore, neither the shares of Sara Lee common stock nor the shares of Coach, Inc. common stock will be registered with the Central Bank of Uruguay.
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